February 3, 2026

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Benjamin Holt and Pam Howell

Re:	Withdrawal of Acceleration Request of HCM IV Acquisition Corp.
Registration Statement on Form S-l (File No. 333-291343)

Dear Mr. Holt and Ms. Howell,

HCM IV Acquisition Corp. hereby requests that the Securities and Exchange Commission withdraw its acceleration request dated January 30, 2026.

Thank you for your assistance. If you should have any questions, please contact Kevin E. Manz of King & Spalding LLP, counsel to the registrant, by telephone at (516) 225-7059.

Sincerely,

HCM IV Acquisition Corp.

By:	/s/ Steve Bischoff
Steve Bischoff Chief Financial Officer

Cc:	Stuart Neuhauser, Ellenoff Grossman & Schole LLP